O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

June 18, 2025

VIA EDGAR AND ELECTRONIC MAIL

Shane Callaghan and Daniel Duchovny
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Gaming & Entertainment, Inc. (“Allied” or the “Company”) DFAN14A filed on June 5, 2025 (the “DFAN”) Filed by Knighted Pastures, LLC et al. File No. 001-38226

Dear Mr. Callaghan and Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 10, 2025 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with Knighted Pastures, LLC (“Knighted”) and the other participants in its solicitation (collectively, the “Knighted Parties”) and provide the following responses on their behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

DFAN14A filed on June 5, 2025

Press Release Dated June 5, 2025

1.	Avoid making statements that directly or indirectly impugn character, integrity or personal reputation or make charges concerning improper, illegal or immoral conduct without factual foundation. See Note (b) to Rule 14a-9. Provide us supplementally the factual foundation for your statement that "[t]he Board has repeatedly engaged in self-serving transactions that have diluted stockholders, lacked transparency, and put shares into friendly hands, all in an effort to insulate the directors from accountability, while continuing to waste stockholder capital" and refrain from including similar statements in future soliciting materials without a factual foundation.

Knighted acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of such statement. By way of background, Knighted has been a stockholder in the Company since 2020. Although Knighted has had long-standing concerns regarding certain transactions between the Company and Ourgame International Holdings Limited (“Ourgame”), which is the largest stockholder of Allied, these concerns came to a head beginning in late 2023, when the Company’s Board of Directors (the “Board”) approved the highly dilutive Elite Transaction and Yellow River Transaction (each defined below) and took certain other actions seemingly designed to entrench the Board and maintain Ourgame’s control. Knighted successfully challenged these actions in successive litigations in the Delaware Court of Chancery, Knighted Pastures, LLC v. Yangyang Li, et al., C.A. No. 2024-0222-JTL (Del. Ch.) (the “First Delaware Action”), and Knighted Pastures, LLC v. Yangyang Li, et al., C.A. No. 2024-1158-JTL (Del. Ch.) (the “Second Delaware Action”), with the Company electing in each instance to rescind the transactions voluntarily and moot the actions in the face of imminent trial dates. Although the Company mooted each litigation before a trial could be held, in the First Delaware Action, the Court of Chancery found that Knighted had conferred a corporate benefit upon the Company and awarded counsel, who worked on contingency, a substantial fee award and, further, that Allied’s objection to the fee award was “not credible.” In the Second Delaware Action, the Court of Chancery entered a Status Quo Order on May 22, 2025, that prevents the Company from engaging in further extraordinary transactions prior to the upcoming 2024/2025 annual meeting of stockholders.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 18, 2025

For the Staff’s convenience, the statement has been broken into component parts, each followed by supporting information. Please note that certain documents and deposition transcripts cited herein have been designated confidential pursuant to a protective order entered in connection with the Second Delaware Action and are not publicly available. Nevertheless, where possible, citations to publicly available documents have been included alongside confidential sources. For convenience, copies of certain of the publicly available litigation documents are contained in the exhibit attached hereto.

(i)	“the Board has repeatedly engaged in self-serving transactions”

As set forth below, we believe there is significant factual support for the claim that the Board has repeatedly engaged in self-serving transactions based on the nature, structure, and effects of the Company’s recent related-party dealings.

As background, following the Company’s de-SPAC transaction on August 9, 2019, Ourgame, through its wholly owned subsidiary, Primo Vital Ltd., beneficially owned more than 50% of the Common Stock of the Company as of such date. Notably, Allied directors Yangyang Li, Jingsheng Lu, Yushi Guo, and Yuanfei Qu (collectively, the “Ourgame-Affiliated Board Members”), who constituted half of the Board in 2024, each have well-documented ties to Ourgame.1

On September 24, 2023, Allied, through a wholly owned subsidiary, advanced a non-interest bearing $3.5 million loan to Beijing Lianzhong Co., Ltd. (“Beijing Lianzhong”), an entity wholly owned by Ourgame.2 This loan was made in connection with a proposed equity interest purchase agreement that Knighted believes directly benefited Ourgame.3 Then, on October 31, 2023, the Company, through a wholly owned subsidiary, purchased a 40% interest in a mobile game developer and operator, Beijing Lianzhong Zhihe Technology Co. (“ZTech”), from Beijing Lianzhong (the “ZTech Transaction”). The Company paid the Ourgame-owned entity $7 million in cash in connection with the ZTech Transaction, even though ZTech had only recently formed in April 2022 and recognized net losses during 2023.4 Knighted believes the loan to Beijing Lianzhong and the ZTech Transaction constituted a coordinated effort by Ourgame and the Ourgame-Affiliated Board Members to offload a significant portion of Ourgame’s unprofitable startup assets to the Company while also enabling a transfer of cash from the Company to Ourgame, to the detriment of the Company and its stockholders.5 As further support for the description of these as self-serving transactions, Allied’s investment in ZTech has subsequently proven to be financially unfavorable to Allied and its stockholders, as Allied has generated net losses from ZTech in 2023 and 2024.6

1 Ex. 1, Knighted’s Pre-Trial Brief (“PTB”), at 6–8; Ex. 2, Joint Pre-Trial Stipulation (“PTO”), Knighted Pastures, LLC v. Yangyang Li, et al., C.A. No. 2024-1158-JTL (Del. Ch.), Dkt. 194 at ¶¶ 12–19 (Apr. 23, 2025) (stipulated facts agreed to by Allied regarding the affiliations between its Board and Ourgame).

2 The Company’s 2023 Annual Report on Form 10-K filed with the Commission on March 28, 2024 (the “2023 10-K”), at F-22, n.7 (Allied advanced the seller of ZTech a $3.5m interest-free bridge loan).

3 The Company’s Quarterly Report for Q3 2023 on Form 10-Q filed with the Commission on November 9, 2023.

4 The 2023 10-K.

5 See Ex. 1, PTB, at 8–9 (citing the Company’s Quarterly Report for 2024 Q3 on Form 10-Q filed with the Commission on November 14, 2024 (the “2024 Q3 10-Q”), at 15; see also confidential deposition testimony of Allied’s CFO, Roy Anderson, at 97–106 (explaining that the Company’s investments in financial instruments and loans to third parties bore no connection to its core business in gaming and entertainment, and that he had no input into those decisions, which were made unilaterally by the Company’s Chairman).

6 See the 2024 Q3 10-Q; see also the Company’s 2024 Annual Report on Form 10-K filed with the Commission on June 9, 2025 (the “2024 10-K”), at F-2–3 (recording a $9.57 million impairment of goodwill, which the auditor identified as a “critical audit matter” due to the significant judgment required to estimate the fair value of the reporting unit), and at F-35–36 (reporting $291,404 and $10,979,666 in losses in 2023 and 2024, respectively, in casual mobile gaming “provided through Z-Tech”).

June 18, 2025

On November 28, 2023, Ourgame reported the formation of a joint venture in Macau, Skyline Music Entertainment Limited (“Skyline”), under which a wholly owned subsidiary of the Company became the owner of 51% of Skyline and contributed $6 million to Skyline (the “Skyline Transaction”).7 Neither the filing made by Ourgame nor the Company’s reports disclosed any substantial capital contribution made by the other joint venture parties, Zhao Qian and All in Asia Culture and Tourism Development Company Limited (“All in Asia”), who collectively own 49% of Skyline. Notably, Ourgame owns 20% of All in Asia, and Ourgame’s filing stated that Skyline’s purpose was for the benefit of Ourgame and its subsidiaries to actively explore cultural, tourism, and entertainment businesses. Skyline made an advance deposit of $3.7 million to All in Asia under a project cooperation agreement, which Knighted believes represents funds contributed by the Company. The Company reported that on February 21, 2024, Skyline loaned $1.34 million to a vendor in an unsecured loan bearing interest at 5% per annum.8 Allied reported zero concert revenue in 2024 from Skyline, while ascribing over $300,000 in operating losses to that business.9

To date, neither the ZTech Transaction nor the Skyline Transaction appear to have generated any financial or commercial benefit for Allied. These transactions, together with the Elite and Yellow River Transactions discussed below, reflect, in Knighted’s view, a pattern of related-party transactions that served the interests of Ourgame and its affiliates on the Board rather than those of unaffiliated stockholders.

(ii)	“…diluted stockholders”

The Elite and Yellow River Transactions provide factual support for the statement that the Board has repeatedly engaged in transactions that diluted stockholders, particularly in the form of discounted share issuances to parties with ties to management and/or the incumbent directors. In both cases, the Elite and Yellow River Transactions were ultimately unwound by the Company in response to litigation initiated by Knighted, which asserted breaches of fiduciary duty by the Board.

In addition to these dilutive transactions, the Company made the Restricted Share Grants (as defined and described below) to the Company’s directors and officers, which represented an issuance of approximately 4% of the then-outstanding shares.

7 The 2023 Annual Report. See also Ex. 1 PTB at 6–8; and Knighted Pastures, LLC v. Yangyang Li, et al., C.A. No. 2024-1158-JTL, Dkt. 195 at 11–12; Ex. 3, Public Filing: Ourgame International Discloseable Transaction Formation of a Joint Venture Company.

8 The Company’s Quarterly Report for 2024 Q1 on Form 10-Q filed with the Commission on May 20, 2024.

9 The 2024 10-K, at F-35–36.

June 18, 2025

Elite Transaction

On December 26, 2023, the Board approved the issuance of 7,330,000 shares to Elite Fun Entertainment Co., Ltd. (“Elite Fun”), a Macau entity, which constituted 19.9% of the outstanding shares of the Company, at a price of $0.90 per share (the “Elite Transaction”). The issuance represented a 30% discount from the average trading price of the Company’s stock on the ten trading days before the December 28, 2023, announcement of the Elite Transaction10 and a discount of 26% from the closing price on the day of the transaction. Elite Fun’s general manager, Dai Bing, has been a director of Ourgame since November 2022. When announcing the transaction, the Company did not disclose Dai Bing’s affiliation with Ourgame.11 Also, Elite-Macau effected the Elite Transaction through a former wholly owned subsidiary of Ourgame, Elite Fun Entertainment Limited. 12 Each of Messrs. Li, Lu, Qu, and Guo (the Ourgame-Affiliated Board Members), Guanzhou Qin, and Yinghua Chen, the Company’s current CEO, approved the issuance, despite the Company not having any apparent need for additional capital. Concerningly, the $0.90 proposed sale price was below the $1.18 average price per share at which the Company had been repurchasing its own shares that year under the Repurchase Program.13

Although Elite Fun did not make timely payments per the terms of the parties’ agreement, Allied issued all 7.3 million shares to Ourgame, which transferred those shares to Elite Fun. The Elite Transaction allowed Elite Fun to acquire 19.9% of Allied’s outstanding shares, representing substantial dilution to existing stockholders and the maximum amount permitted without triggering the need for stockholder approval under applicable Nasdaq rules.

Following the Elite Transaction, Knighted filed the First Delaware Action, asserting breach of fiduciary duty based on the Board’s efforts at entrenchment by issuing a substantial number of shares to parties friendly to the Board and management. Days before trial was scheduled to begin, Allied mooted the claims by reversing the Elite Transaction and several related corporate governance decisions.14

Yellow River Transaction

In June 2024, at the same time Allied was reversing the Elite Transaction, the Company began to explore another dilutive transaction, this time with Yellow River Global Capital Limited (“Yellow River”). On October 23, 2024, Allied approved the issuance of (i) 6,000,000 shares to Blue Planet New Technology Limited (“Blue Planet”), a subsidiary of Yellow River, at a purchase price of $1.10 per share (the “Yellow River Share Issuance”), and (ii) a corresponding warrant (the “Yellow River Warrant”) to purchase up to an additional 6,000,000 shares with an exercise price of $1.80 per share (collectively, the “Yellow River Transaction”).15 The purchase price for the Yellow River Share Issuance represented an 11.8% discount from the average trading price of the Company’s stock on the ten trading days before the October 23, 2024, announcement of the Yellow River Transaction. The Yellow River Transaction also potentially provided for the issuance of up to the maximum number of the Company’s shares which could be issued without requiring stockholder approval under applicable listing rules of Nasdaq.

10 Source: Bloomberg and the Company’s Form 8-K filed with the Commission on December 29, 2023.

11 See Ex. 1, PTB, at 13–14; see also Ex. 4, Ourgame International Holdings Limited, Notice of Board Meeting, HKEX (Aug. 21, 2023) (listing Dai Bing as an independent non-executive director), https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0821/2023082100830.pdf.

12 The Company’s Form 8-K filed with the Commission on December 29, 2023.

13 The 2023 10-K.

14 See PTB, at 21–23; see also Knighted Pastures, LLC v. Yangyang Li, et al., 2024-0222-JTL, Dkts. 20 (amended complaint), 114 (Allied’s emergency motion to dismiss the action as moot), 118 (Knighted’s opposition to Allied’s motion), 116 (Allied’s reply brief).

15 The Company’s Form 8-K filed with the Commission on October 23, 2024.

June 18, 2025

Additionally, Allied granted Yellow River the right to appoint a director to the Board, and Yellow River selected Zongmin Ding for that seat. Allied announced the Yellow River Transaction as a “strategic” partnership,” however, there is virtually no public information available about Yellow River, and Yellow River does not have any experience or expertise in gaming or entertainment.16 Notably, the Yellow River Transaction was approved in advance of the Company’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) and amid Knighted’s campaign to materially reconstitute the Board through the election of new directors and the removal of certain other incumbent directors at the 2024 Annual Meeting. The timing and structure of the Yellow River Transaction closely resembled the earlier Elite Transaction, both having been executed shortly before contested elections and resulting in maximum dilutive issuances just below the Nasdaq threshold for stockholder approval. Like the Elite Transaction, the Yellow River Transaction diluted stockholders and Knighted could not ascertain any legitimate business purpose for the transaction. Accordingly, Knighted believes the Yellow River Transaction was another attempt by the Board to entrench its position during a critical proxy campaign.

Following the announcement of the Yellow River Transaction, Knighted filed the Second Delaware Action, asserting a claim for breach of fiduciary duty based on what Knighted believed to be the Board’s renewed efforts at entrenchment. Once more, days before trial was scheduled to begin, Allied filed an “emergency” motion to dismiss the action, asserting that the Board had taken actions to moot the case by reversing the transaction.17

(iii)	“…lacked transparency”

As set forth below, Knighted believes there is adequate factual support for the statement that the Company’s actions have lacked transparency, including repeated failures to disclose material information about transactions, internal governance decisions, and the Company’s financial condition.

Allied has regularly failed to timely file quarterly and annual reports, most recently for the year ended December 31, 2024, and the quarter ended March 31, 2025, depriving stockholders of information about the Company’s activities and financial status, which information is especially important to stockholders in advance of the Company’s upcoming combined 2024 and 2025 Annual Meeting of Stockholders.18 In addition to its reporting failures, the Company failed to disclose the identity of counterparties to material transactions. In particular, Allied did not disclose that the general manager of Elite Fun, the counterparty to the Elite Transaction, was a sitting director of Ourgame, Allied’s largest stockholder.19 The Company has also made millions of dollars in loans to unidentified third parties. According to testimony from Allied’s Chief Financial Officer, he did not know the identity of the borrowers and believed the loans served no business purpose.20

16 See Ex. 1, PTB, at 23–26 (describing the Yellow River Transaction).

17 See Ex. 1, PTB, at 46–52 (summarizing the approval, structure, and reversal of the Yellow River Transaction); see also C.A. No. 2024-0222-JTL (Del. Ch.), Dkts. 114, 116; see also Ex. 2, PTO, at ¶¶ 3-4, 9.

18 See the Company’s Notifications of Late Filing on Form 12b-25 filed with the Commission on March 31, 2025; May 15, 2025, August 14, 2024, and May 15, 2024.

19 See Ex. 1, PTB, at 13–14 (describing the Board’s approval of the Elite Transaction and Mr. Li’s failure to disclose that the general manager of Elite Fun was also a director of Ourgame).

20 See 2024 Q3 10-Q; confidential deposition testimony of Allied CFO Roy Anderson, at 101–105 (testifying that he did not know the identities of the borrowers and believed the loans served no business purpose); the 2024 10-K.

June 18, 2025

Furthermore, when Knighted sought attorneys’ fees in litigation arising from the Elite Transaction, Allied represented to the Delaware Court of Chancery that it had reversed the transaction for legitimate business reasons, and not in response to Knighted’s claims. The Delaware Court of Chancery rejected this explanation as “not credible” and awarded Knighted its attorneys’ fees.21 At the same time that the Company disclaimed any intent to entrench the Board, internal documents show that Allied had already begun discussions with Yellow River regarding a new stock issuance and had reengaged with Elite Fun about a second transaction.22

Taken together, these actions demonstrate a pattern of governance characterized by incomplete, delayed, or misleading disclosures, and support the view that the Company’s operations have lacked transparency in ways material to stockholders.

(iv)	“…put shares into friendly hands”

As set forth below, Knighted believes there is adequate factual support for the statement that the Company has repeatedly acted to place shares of its Common Stock with parties having personal or professional ties to the Board or Company management.

As noted above, the Company undertook several transactions resulting in significant issuances of Company stock to entities or individuals with friendly ties to Allied’s incumbent Board and Ourgame. In December 2023, the Board approved the Elite Transaction, issuing 7,330,000 shares of the Company’s stock to a company whose general manager, Dai Bing, was a sitting director of Ourgame at the time of the transaction. The Company did not disclose this affiliation when announcing the deal.23

In February 2024, the Compensation Committee of the Board approved the grant of 1,460,000 restricted shares to the Company’s directors and officers (the “Restricted Share Grants”),24 including 1,230,000 shares to Ms. Chen, of an available 1,467,547 shares under the Company’s Equity Incentive Plan at that time.25 The Restricted Share Grants, which had immediate voting rights, represented an issuance of approximately 4% of the then-outstanding shares and were granted to the officers and directors without any performance criteria, in apparent violation of the Compensation Committee’s charter.26

In October 2024, the Board approved the Yellow River Transaction, issuing 6,000,000 shares (and warrants for an additional 6,000,000 shares) of the Company’s stock to a company founded and co-managed by Joshua Wong, a long-time friend and associate of Yangyang Li, Allied’s Chairman.27 During negotiations, Allied accepted every request made by Yellow River, including discounted pricing, board representation, and warrant coverage, despite Yellow River’s lack of any experience in gaming or entertainment.28

21 See C.A. No. 2024-0222-JTL, Dkts. 114 (Allied’s emergency motion to dismiss the action as moot), 116 (Allied’s reply brief), 143 (Knighted’s motion for attorneys’ fees), 147 (Allied’s answering brief to attorneys’ fees motion), 150 (Knighted’s reply brief in support of attorneys’ fees), 149 (court’s order awarding Knighted attorneys’ fees).

22 See Ex. 1, PTB, at 23–32 (citing, inter alia, confidential May 6, 2024 email from Yinghua Chen to selected Allied Board members and CFO, re: “New investment special committee” and attaching presentation titled “Introduction to Yellow River Global Capital”; confidential June 27, 2024 email chain between Zongmin Ding (Yellow River) and Yinghua Chen, et al, re: “Introduction-Yellowriver Capital-Allied”; confidential August 4, 2024 email from Yinghua Chen to Dai Bing (of Elite Fun) re: “New projects opportunities and investment”).

23 See Ex. 1, PTB, at 13–14 (discussing the Elite Transaction and Mr. Li’s failure to disclose Dai Bing’s affiliation with Ourgame).

24 The Company’s Quarterly Report for 2024 Q2 filed with the Commission on August 19, 2024.

25 The Company’s Form PREC14A filed with the Commission on October 29, 2024.

26 See Ex. 1, PTB, at 16 (citing confidential Feb. 19, 2024, minutes of the Compensation Committee of the Board).

27 See Ex. 1, PTB at 23-26 (describing Yellow River transaction as having been sourced by Mr. Li and citing confidential deposition testimony regarding the relationship between Mr. Li and Yellow River’s founder, Mr. Wong).

28 See Ex. 1, PTB, at 33–52.

June 18, 2025

Knighted believes these transactions reflect a deliberate pattern of placing shares into friendly hands in order to bolster the Board’s control.

(v)	“…in an effort to insulate the directors from accountability”

As set forth below, Knighted believes there is adequate factual support for the statement that the Company undertook a series of governance actions designed to insulate incumbent directors from accountability.

In the first week of January 2024, the Board unilaterally amended the Bylaws to require the approval of two-thirds of the stock issued and outstanding for stockholders to amend the Bylaws (the “Supermajority Threshold”).29 The Supermajority Threshold effectively prevented the stockholders of the Company from amending the Bylaws without obtaining Ourgame’s approval, as Ourgame was then a 32% beneficial holder of the outstanding shares of the Company.30 Internal communications confirm that the amendments were expressly intended to “maintain stability of our current directors and management structure” and to “make it more difficult for stockholders to amend the bylaws to implement provisions that are friendly to stockholders.”31

On February 9, 2024, the Board adopted a shareholder rights plan (the “Poison Pill”) that effectively prevented Knighted from acquiring any additional shares of the Company. The Poison Pill excluded its application to the shares to be issued to Elite and the shares the Compensation Committee was planning to issue to the Company’s directors and officers.32 Internal communications reflect that the Poison Pill was intended to “stop [Knighted] from accumulating additional shares.”33 Internal emails additionally show that Allied’s CEO discussed plans to preclude stockholders from “bring[ing] forward any proposal … to be voted on” and to exclude stockholder nominations from the Company’s proxy materials.34

Further, in March 2024, the Board’s Nominating Committee falsely told Knighted that the Company was reducing the size of the Board to seven seats, thereby limiting Knighted to nominating two directors, but in fact, the Board had already resolved to retain eight seats.35

29 The Company’s Form 8-K filed with the Commission on January 9, 2024.

30 See Ourgame’s Section 16 filings and Company filings.

31 See Ex. 1, PTB, at 15-16 (citing confidential Jan. 2, 2024 email from Yinghua Chen to Board, re: “AGAE: Bylaw Amendment Documents/UWC” and attachments thereto, which described the intent to maintain “stability of our current directors and management structure” and to “make it more difficult for stockholders to amend the bylaws to implement provisions that are friendly to stockholders”).

32 See Ex. 1, PTB, at 16–17 (citing a confidential Dec. 27, 2023 email from Albert Lung (counsel to Allied) to Yinghua Chen, re: “Lyle Berman’s shares”; see also Shareholder Rights Plan, available at https://www.sec.gov/Archives/edgar/data/1708341/000092963824000492/exhibit4-1.htm.

33 Id.

34 See Ex. 1, PTB, at 20 (citing confidential Feb. 28, 2024 email chain between Yinghua Chen and Albert Lung, re: “AGM Timeline”).

35 See Ex. 1, PTB, at 20–21 (citing confidential March 15, 2024 email from Roy Choi to Roy Anderson (Allied CFO) and Yinghua Chen, re: “Board Nomination letters”; confidential March 15, 2024 email chain between Yangyang Li and Allied’s Nominations Committee; confidential March 17, 2024 Minutes of a Meeting of the Nominating and Corporate Governance Committee of the Board of Directors of AGAE; confidential March 21, 2024 email from “Allied Legal” to Young Kim (counsel for Knighted Pastures) re: “Nomination Letter”).

June 18, 2025

In addition, the Company has failed to comply with 8 Del. C. § 211, which requires that the Company hold its annual meeting by the 13-month anniversary of its prior annual meeting. The last annual meeting was June 23, 2023. The Board, however, did not take concrete steps to convene the 2024 Annual Meeting until the Yellow River Transaction had been approved, suggesting a deliberate effort to delay stockholder action until after the Board had secured support from a friendly new investor.36

Knighted believes that the timing, structure, and internal rationale for these actions support the conclusion that they were intended to entrench the incumbent Board and limit the ability of stockholders to keep the Board accountable.

(vi)	“…continuing to waste stockholder capital”

Knighted believes that the Company’s pattern of financial decision-making, including value-destructive related-party transactions, speculative investments unrelated to the Company’s business and unexplained loans, are not limited to the transactions described above.

In July 2021, the Company completed the sale of the World Poker Tour for over $100 million, and the Company’s total assets less liabilities at the end of 2021 were $98,646,807.37 In December 2022, the Company announced it was no longer pursuing a significant transaction and planned, instead, to grow “organically,”38 and by the end of the third quarter of 2024, the Company’s total assets less liabilities had decreased to $84,569,256.39

The Company has not reported any significant investments in its business operations in 2023 or 2024, other than the problematic ZTech and Skyline Transactions, and as noted above, neither transaction has conferred financial or commercial benefits on Allied, although they cost stockholders more than $13 million.40 The Company also recorded net losses from ZTech of $291,404 and $10,979,666 in 2023 and 2024, respectively, and took a $9.57 million impairment charge on ZTech-related goodwill.41

36 See Ex. 1, PTB, at 43–48 (citing, among other materials, confidential internal communications dated October 2 and October 10, 2024, between Allied, its investor relations firm (ADDO), and Broadridge, regarding the timing of the 2024 Annual Meeting and coordination with the closing of the Yellow River Transaction).

37 The Company’s Form 10-K filed with the Commission on May 26, 2022.

38 Ex. 5, Dec. 1, 2022, AGAE Press Release: “Allied Esports Entertainment Announces Conclusion of Strategic Review Process and Rebranding.”

39 The 2024 Q3 10-Q. See also Ex. 1, PTB, at 4 (citing the 2023 10-K, at F-4, F-5, F-6, F-11, reflecting asset decline following the sale of the World Poker Tour).

40 See Ex. 1, PTB, at 11 (citing confidential deposition testimony of Allied CFO Roy Anderson, at 105, and a confidential August 4, 2023 Somerley Capital presentation to the special committee of the Board, titled “Fairness opinion regarding the consideration for the acquisition of 40% equity interest in Beijing Lianzhong Zhihe Technology Co., Ltd.”).

41 See the 2024 10-K, at F-2–3 (recording a $9.57 million impairment of goodwill, identified by the auditor as a “critical audit matter” due to the significant judgment required to estimate the fair value of the reporting unit), and at F-35–36 (reporting $291,404 and $10,979,666 in losses in 2023 and 2024, respectively, in casual mobile gaming “provided through Z-Tech”).

June 18, 2025

In addition, the Company has borrowed tens of millions of dollars to invest in equity- and foreign exchange-linked notes and made loans to unidentified parties. As noted above, Allied’s CFO admitted in deposition testimony that these investments had no connection to the Company’s core business in gaming and entertainment, and that he had no input into the investment decisions, which were made by Allied’s Chairman.42

Taken together, these actions suggest a prolonged failure to allocate capital in a manner that promotes long-term value, and Knighted believes they constitute sufficient support for the statement that the Company has continued to waste stockholder capital.

Knighted respectfully submits that the information set forth above provides an adequate factual foundation for the statements identified in the Staff’s comment. Notwithstanding Knighted’s belief that the statements in the DFAN are well-supported, Knighted confirms that it will refrain from including similar statements in future soliciting materials unless it possesses a factual foundation sufficient to comply with Note (b) to Rule 14a-9.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

42 The 2024 Q3 10-Q; Ex. 1, PTB, at 8-9 confidential deposition testimony by Allied’s CFO, Roy Anderson, pg. 97-106; see also PTB, at 8-9 (citing the 2024 Q3 10-Q) at 15; confidential deposition testimony by Allied’s CFO, Roy Anderson, pg. 97-106 (explaining that the Company’s investments in various financial instruments and loans to third parties, bear no connection to Company’s core business in gaming and entertainment, and that CFO has no input into these investment decisions, as they are made by President / Chairman unilaterally).